UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 3Q20 Financial Results

Improving Trend in Bookings Despite Government Restrictions on Travel

Leveraging Non-Paid Marketing Channels

Delivered Cost Reduction Targets

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--November 12, 2020--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) a leading online travel company in Latin America, today announced unaudited results for the three-months ended September 30, 2020 (3Q20). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles.

Third Quarter 2020 Key Financial and Operating Highlights

(For definitions, see page 12)

  Sequential monthly improvement in transactions and gross bookings during the quarter with CAGR of 20% and 29%, respectively. Improvements mainly driven by higher domestic demand in Brazil and Mexico, while travel restrictions remain in place in other key markets
  Marketing decreased $1.5 million compared with 2Q20, despite a 3X quarter-over-quarter (QoQ) increment in transactions. 51% share of mobile transactions in 3Q20
  As reported Gross Bookings more than tripled QoQ but declined 86% year-over-year (YoY) to $165.3 million. Gross bookings on an FX neutral basis declined 82% YoY
  As reported Revenues were $11.7 million, which include the impact of cancellations given the increased flexibility of the Company’s refund policy due to Covid-19. Excluding the impact of cancellations, as reported revenues would have declined 84% to $21 million and would have increased 406% sequentially.
  Transactions and Room Nights both down 78% YoY and up 188% and 315% QoQ, respectively
  Structural Costs declined 49% YoY and 16% QoQ to $27.8 million, reflecting measures implemented throughout the year, and meeting the Company’s $28 million run-rate target for the quarter
  Excluding Extraordinary Charges, Adjusted EBITDA was a loss of $16.6 million compared to a loss of $32.0 million in 2Q20. Reported Adjusted EBITDA was a loss of $33.7 million in 3Q20 compared to an EBITDA loss of $65.8 million in 2Q20 and positive $9.4 million in 3Q19. Non-recurring charges that impacted Adjusted EBITDA were $17.1 million in 3Q20
  Use of operating cash of $24.2 million in 3Q20, compared to positive operating cash flow of $20.0 million in 2Q20 and $25.5 million in 3Q19
  Solid balance sheet - Cash and cash equivalents including restricted cash of $386 million at quarter end, including proceeds of US$189.6 million from private placement closed on September 21, 2020

Subsequent Events

  Best Day - On October 1, 2020, Despegar completed the previously announced acquisition of Best Day Travel Group (“Best Day”), one of the leading travel agencies in Mexico. Revised terms of this transaction were announced on June 11, 2020.

Message from CEO

Commenting on the Company’s performance, Damian Scokin, CEO stated, “We continue making strong progress on the key initiatives defined as a response to Covid-19 scenario: 1) Adjusting our value proposition targeting profitability and cash generation, 2) focus on strict cost control and increasing operational leverage, 3) balance sheet strengthening and, 4) efficient integration of acquired businesses. These priorities are aligned with the Company's long term focus.

In that context we are encouraged by the steady monthly increases in our Gross Booking levels mainly driven by higher demand for domestic travel both in Brazil and Mexico. Additionally, the recent closure of the Best Day acquisition, with its focus on domestic travel in Mexico, is expected to be a positive contributor to Despegar’s performance in the coming months. By contrast, travel restrictions remained in place during the quarter in the Andean Region and Argentina.

With respect to the Company’s financial position, we are pleased that we have achieved the objectives we had set for Despegar at the beginning of this pandemic including: i) reaching our targeted Structural Cost run rate of $28 million, ii) renegotiating and closing the Best Day acquisition, iii) and strengthening our Balance Sheet by raising $200 million in private capital.

This past quarter we have made strong progress in the integration of the Best Day and Koin businesses, and we continue working with our travel partners on the pending refunds and cancellations.

We remain disciplined yet opportunistic in our expenses and capital deployment, targeting attractive returns through an increase in scale by leveraging our technological platform and strong brand, moving ahead with the integration of Best Day and Koin as we further build on our low-cost delivery model.”

Operating and Financial Metrics Highlights
(In millions, except as noted)
	3Q20	3Q19	% Chg
Operating metrics
Number of transactions	0.596	2.723	(78%)
Gross bookings	$165.3	$1,177.7	(86%)
Financial metrics
Revenues	$11.7	$132.0	(91%)
Net income (loss)	($41.7)	($3.7)	n.m.
Net income (loss) attributable to Despegar.com, Corp	($41.7)	($3.7)	n.m.
Adjusted EBITDA	($33.7)	$9.4	n.m.
EPS Basic	($0.60)	($0.05)	n.m.
EPS Diluted	($0.60)	($0.05)	n.m.

Extraordinary Charges
Adjusted EBITDA	($33.7)	$9.4	n.m.
Extraordinary cancellations due to COVID-19	(9.3)
Restructuring charges associated with cost reduction and M&A / Capital raise efforts	(7.8)
Adjusted EBITDA (Excl. Extraordinary Charges)	($16.6)	$9.4	n.m.
Shares Oustanding - Basic [1]	71.501	69,503
Shares Oustanding - Diluted [1]	71.501	69,503
EPS Basic (Excl. Extraordinary Charges)	(0.35)	(0.05)
EPS Diluted (Excl. Extraordinary Charges)	(0.35)	(0.05)
1. In thousands

Business Update on COVID-19

Governmental Flight Restrictions

According to ICAO (International Civil Aviation Organization), in 3Q20 airline seat capacity in LatAm reached 38% of 2019 levels, behind the 44% registered in Europe, 50% in North America and 51% in Asia Pacific.

Multiple travel restrictions remain in place across LatAm. In comparison to other countries, the recovery is taking longer to materialize in Argentina, Colombia, Chile and Peru, where travel was either rather limited or completely banned by government restrictions in place during the quarter. Despegar expects to benefit from pent up demand once these restrictions are lifted.

Throughout 3Q20, Brazil's aviation sector remained open to commercial travel, while each municipality set the level of restrictions to be applicable to the lodging industry. As of today, hotels in only one jurisdiction remain closed. Mexico’s commercial aviation remained open, while some restrictions on lodging persisted until early September. In Argentina, both hotels and flights remained unavailable during the quarter, restrictions to tourism are still in place to-date. In Colombia, flights and hotels began a gradual reopening process in September. In Peru and Chile, hotels were allowed to open towards the end of the quarter while in Chile, flight restrictions to relevant touristic destinations are still in place.

Cost Control Initiatives

The Company met its targeted cost savings goal, achieving a $27.8 million run-rate for Structural Costs, 49% lower on a YoY basis. Included in these cost savings, were sequential declines of 12% in total payroll and 22% in non-payroll expenses.

Solid Financial Position:

The Company’s balance sheet remains solid with cash and cash equivalents including restricted cash of $386 million at quarter end. Excluding the proceeds from the capital raise announced last quarter, unrestricted cash and cash equivalents were $196 million, a 14% reduction when compared with June 30, 2020.

  On September 18, 2020, the Company closed on the previously announced private placements with L. Catterton and Waha Capital. The Company intends to use the proceeds from these transactions for general corporate purposes, including potential acquisitions. On that same date, the Company terminated, under the current terms, its $40 million committed revolving credit facility, in the context of a strengthened capital structure.
  On October 1, 2020, Despegar completed the acquisition of Best Day Travel Group under the terms announced on June 11, 2020. The purchase price is subject to adjustments based on net indebtedness and working capital, and is payable 36 months following the closing date. Potential earnout payment due 48 months following closing date.
  Aggregate Net Operational Short-term Obligations (comprised of travel accounts payable plus related party payables and accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivables) were $124.1 million as of September 30, 2020, compared to Aggregate Net Operational Short-Term Obligations of $118.4 million as of June 30, 2020.

Overview of Third Quarter 2020 Results

Key Operating Metrics
(In millions, except as noted)
	3Q20		3Q19		% Chg	FX Neutral % Chg
	$	% of total	$	% of total
Gross Bookings	$165.3		$1,177.7		(86%)	(82%)
Average selling price (ASP) (in $)	$278		$433		(36%)	(19%)
Number of Transactions by Segment & Total
Air	0.4	66%	1.6	58%	(75%)
Packages, Hotels & Other Travel Products	0.2	34%	1.1	42%	(82%)
Total Number of Transactions	0.6	100%	2.7	100%	(78%)

Transactions were 0.6 million in 3Q20, nearly tripling the 2Q20 level, mainly driven by improving trends in Brazil and Mexico. On an YoY basis, transactions declined 78%.

FX neutral gross bookings increased 229% sequentially and more than tripled as reported to $165.3 million in 3Q20 from $48.9 million in 2Q20.

Year-on-year, however, gross bookings decreased 86% as reported and 82% on an FX neutral basis reflecting travel restrictions and overall lower travel industry demand.

Sequentially, the average selling price (“ASP”) in 3Q20 increased 18% to $278 per transaction mainly reflecting a broader product mix sold. YoY, the ASP decreased 19% on an FX neutral basis and 36% as reported. On an as reported basis, the decrease was largely driven by: i) the effects of the pandemic on the product mix with a significant shift towards domestic products, and ii) currency depreciation across the region.

Geographical Breakdown

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
3Q20 vs. 3Q19 - As Reported

	Brazil	Argentina	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(65%)	(94%)	(83%)	(78%)
Gross Bookings	(82%)	(93%)	(86%)	(86%)
ASP ($)	(49%)	26%	(22%)	(36%)
Revenues				(91%)
Gross Profit				n.m.
3Q20 vs. 3Q19 - FX Neutral Basis

	Brazil	Argentina	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(65%)	(94%)	(83%)	(78%)
Gross Bookings	(76%)	(89%)	(85%)	(82%)
ASP ($)	(31%)	92%	(14%)	(19%)
Revenues				(89%)
Gross Profit				n.m.

During 3Q20, Brazil represented 62% of Despegar’s total transactions, which increased 170% QoQ, and compared to the same quarter last year reported a 65% decrease. Gross Bookings tripled sequentially, but decreased 82% YoY reflecting a significant shift to domestic travel and the depreciation of the Brazilian Real. These two factors led to YoY decreases of 49% and 31% as reported and FX neutral ASPs, respectively.

In Argentina, transactions and gross bookings decreased 94% and 93% YoY, respectively due to the ongoing ban on travel that has been in place since mid March, 2020. Sequentially, transactions and gross bookings showed a slight improvement. On an as reported basis, ASPs increased 26%. With domestic travel still prohibited, almost 90% of transactions were international trips scheduled for 2021. On an FX neutral basis, gross bookings declined YoY by 89% and ASPs increased 92%.

Across the Rest of Latin America, transactions and as reported gross bookings both tripled from 2Q20 levels, with an important contribution coming from Mexico. In Mexico, the government has not enacted travel restrictions to-date which was reflected in the growth in packages sold. ASPs decreased 22% year-over-year to $338. On an FX neutral basis, gross bookings decreased 85%, while ASPs decreased 14%.

Revenue

Revenue Breakdown

	3Q20	3Q19	% Chg
	$	$
Total Revenue	$11.7	$132.0	(91%)

Total revenue margin	7.1%	11.2%	(411) bps
Extraordinary Charges
Extraordinary Cancellations due to COVID-19	($9.3)
Total Revenue (Excluding Extraordinary Charges)	$21.0	$132.0	(84%)

Total revenue margin (Excluding Extraordinary Charges)	12.7%	11.2%	+152 bps

As reported revenues reverted back to positive reaching $11.7 million in 3Q20, compared to negative $9.7 million in 2Q20. Both quarters were impacted by extraordinary cancellations.

However, revenues declined 91% from $132.0 million in 3Q19. The YoY decline was the result of: the contraction in travel demand and restrictions imposed by several governments in connection with COVID-19, as well as new cancellations reflecting: i) relaxation of the Company’s refund policy, ii) provisioning of refunds for the months of October and November and iii) flexibilization of non-refundable bookings. Revenue margin was 7.1% in 3Q20. Excluding extraordinary cancellations, revenue margin increased to 12.7% in 3Q20 from 8.5% in 2Q20. This compares with 11.2% in the same quarter last year.

Cost of Revenue and Gross Profit / (Loss)

Cost of Revenue and Gross Profit
(In millions, except as noted)
	3Q20	3Q19	% Chg
Revenue	$11.7	$132.0	(91%)
Cost of Revenue	$12.4	$42.6	(71%)
Gross Profit / (Loss)	($0.7)	$89.5	n.m.

Extraordinary Charges
Total Revenue	$11.7	$132.0
Extraordinary Cancellations due to COVID-19	($9.3)	-
Total Revenue (Excl. Extraordinary Charges)	$21.0	$132.0	(84%)
Total Cost of Revenue	$12.4	$42.6
Extraordinary restructuring charges	($0.7)	-
Total Cost of Revenue (Excl. Extraordinary Charges)	$11.7	$42.6	(72%)
Gross Profit / (Loss) (Excl. Extraordinary Charges)	$9.3	$89.5	(90%)

Cost of revenue, which mainly consists of credit card processing fees, bank fees related to customer financing installment plans offered and fulfillment center expenses, was $12.4 million in 3Q20, decreasing 10% and 71%, QoQ and YoY, respectively. Excluding the impact of extraordinary restructuring charges, Cost of Revenue would have decreased 3% sequentially and 72% compared to the same quarter last year.

Savings in cost of revenue were primarily the result of lower variable costs, including cost of installments and credit card processing fees following the 78% YoY decrease in transactions. Additionally, fulfillment center costs were lower due to the outsourcing of the call center operations effective 1Q20 as well as reduced fraud and errors.

In 3Q20, The Company reported a gross profit loss of $0.7 million compared with gross profit of $89.5 million in 3Q19, but an improvement from the $23.5 million gross loss reported in 2Q20. Excluding the impact from customers’ extraordinary cancellations and restructuring charges, Despegar would have reported a comparable gross profit of $9.3 million in 3Q20, improving from a comparable loss of $7.9 million in the prior quarter.

Operating Expenses

Operating Expenses
(In millions, except as noted)
	3Q20	3Q19	% Chg
Selling and marketing	$5.3	$46.7	(89%)
General and administrative	$22.8	$25.1	(9%)
Technology and product development	$14.3	$17.9	(20%)
Total operating expenses	$42.4	$89.7	(53%)

Extraordinary Charges
Total Operating Expenses	$42.4	$89.7
Extraordinary restructuring charges	(7.9)	–
Total operating expenses (Excl. Extraordinary Charges)	$34.5	$89.7	(62%)

Operating Expenses were 53% lower YoY at $42.4 million in 3Q20, as a result of the continued reduction in Structural Costs.

Excluding the Extraordinary Charges described below in 3Q20, total operating expenses decreased 62% YoY to $34.5 million in 3Q20. This resulted from prior cost savings initiatives, as well as additional Covid-19 mitigation measures introduced during the year, and synergies captured from the integration of Viajes Falabella.

Consequently, Structural Costs declined to a $27.8 million run-rate in 3Q20, in line with the target set earlier this year.

Selling and marketing (S&M) expenses decreased 89% YoY, as travel demand was impacted by Covid-19 and the Company relied even more on organic marketing channels. Only a small portion of the structural marketing costs remained.

Excluding extraordinary charges in connection with severance expenses in 3Q20, Selling and marketing expenses would have decreased 90% YoY.

General and administrative (G&A) expenses decreased 9% YoY reflecting the cost savings program implemented due to COVID-19 along with prior savings. G&A in 3Q20 also includes $6.8 million in extraordinary charges resulting from cost reductions, M&A and capital raising efforts.

Excluding these extraordinary charges, G&A expenses would have declined 36% YoY.

Technology and product development expenses decreased 20% YoY driven by cost savings initiatives, partially offset by a reduction in the capitalization of IT spend. Excluding extraordinary restructuring charges in 3Q20, the decrease would have been 23% YoY.

Financial Income/Expenses

In the third quarter of 2020, the Company reported a net financial loss of $4.5 million compared to a net financial loss of $3.6 million in 3Q19. In 3Q20, Despegar reported foreign exchange losses and other expenses which include the termination fee of the Revolving Credit Facility as a one-time expense. These losses were partially offset by interest income obtained.

Income Taxes

The Company reported an income tax benefit of $5.8 million in 3Q20, compared to $0.2 million in 3Q19. The effective tax rate in 3Q20 was 12.26%, compared to 4.01% in 3Q19.

The variation in the effective rate is driven mainly by an incremental tax rate in Argentina due to changes in the Knowledge-based-Economy Regime benefits.

The knowledge-based Economy Regime is an incentive program in Argentina, which established certain tax benefits for companies that meet specific criteria such as at least 70% of their revenue belong to certain activities related to technology or software development, biotechnology, among others. The Company is currently assessing whether it will be eligible to benefit from the new law and related tax benefits, such eligibility is subject to Argentine government approval.

Our effective tax rate is based on forecasted annual results which may fluctuate significantly through the rest of the year, in particular due to the uncertainty in our annual forecasts resulting from the unpredictable impact of COVID-19 on our operating results.

Adjusted EBITDA & Margin

Adjusted EBITDA Reconciliation & Adjusted EBITDA Margin
(In millions, except as noted)
	3Q20	3Q19	% Chg
Net income/ (loss)	($41.7)	($3.7)	1033%
Add (deduct):
Financial expense, net	$4.5	$3.6	24%
Income tax expense	($5.8)	($0.2)	3691%
Depreciation expense	$2.6	$2.0	28%
Amortization of intangible assets	$4.4	$4.2	4%
Share-based compensation expense	$2.4	$3.4	(28%)
Adjusted EBITDA	($33.7)	$9.4	n.m.

Extraordinary Charges
Adjusted EBITDA	($33.7)	$9.4
Extraordinary cancellations due to COVID-19	(9.3)
Restructuring charges associated with cost reduction and M&A / Capital raise efforts	(7.8)
Adjusted EBITDA (Excl. Extraordinary Charges)	($16.6)	$9.4	n.m.

Despegar reported an Adjusted EBITDA loss of $33.7 million this quarter, improving from an EBITDA loss of $65.8 million in 2Q20 and compared to positive Adjusted EBITDA of $9.4 million in 3Q19.

Excluding $9.3 million in Extraordinary Charges in connection with cancellations and $7.8 million resulting from cost reductions, M&A and capital raising efforts implemented in the context of COVID-19, Adjusted EBITDA loss in 3Q20 was $16.6 million.

Balance Sheet and Cash Flow

The Company’s cash and treasury operations are managed locally while subsidiaries’ dividends are paid directly to Despegar in Delaware, U.S. Additionally, the majority of Despegar’s cash balance is held in US dollars in the US and the UK. Despegar minimizes its foreign currency exposures by managing natural hedges, netting its current assets and current liabilities in similarly denominated foreign currencies, and managing short term loans and investments for hedging purposes.

Cash and cash equivalents, including restricted cash, at September 30, 2020 was $386 million. During the quarter, cash and cash equivalents including restricted cash increased by $157.7 million sequentially, which is mostly explained by the proceeds of the recent private placement, which represented a cash inflow of $189.6 million.

Additionally, the Company terminated its committed revolving credit facility, from which the Company had not drawn down any amount.

Despegar reported a use of cash from operating activities of $24.2 million compared to cash generation from operating activities of $25.6 million in the year ago quarter. On Funds from Operations, in 3Q20 the Company reported a Net Loss (attributable to Despegar) of $41.7 million partially offset by Non-Cash adjustments of $15.4 million which mostly reflects allowance for doubtful accounts and amortization of intangible assets, among others.

With respect to the working capital portion of Cash Flow, Accounts Payable decreased by $11.8 million which was significantly offset by an increase in Tourist Payables, triggered by a higher level of gross bookings reported.

During 3Q20, capital expenditures were $3.0 million compared to $5.9 million during the same quarter in the prior year as Despegar is preserving cash in this volatile period. Funds were primarily invested in platform development.

Significant 3Q20 Events

Despegar.com Closes Investments by L Catterton and Waha Capital

On September 18, 2020, Despegar closed on the previously announced private placements with L Catterton, and on September 21, 2020 closed the previously announced private placement with Waha Capital. Despegar intends to use the proceeds from these investments for general corporate purposes, including potential acquisitions.

Furthermore, Messrs. Dirk Donath and Aseem Gupta were appointed by L Catterton and Waha Capital, respectively, to the Company’s board of directors, pursuant to the agreements reached with each fund.

For additional information regarding the L Catterton and Waha Capital financings, see the Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on September 21, 2020.

Subsequent Events

Despegar Completes Acquisition of Best Day Travel Group

On October 1, 2020, Despegar completed the previously announced acquisition of Best Day Travel Group (“Best Day”), one of the leading travel agencies in Mexico. Best Day is expected to represent a key asset for Despegar, given its strong presence and leading market share in Mexico, particularly in the Hotels, Packages and Other Travel Products segment.

Operating for more than three decades in Mexico, Best Day has built an attractive business, with 95% of its 2019 revenues in the Hotels, Packages and Other Travel Products segment, including a robust B2C offering. Online transactions accounted for about 70% of total sales in 2019. Best Day’s revenues for 2019 were approximately US$140 million.

As disclosed on June 11, 2020 the terms of the transaction were as follows:

  Base consideration of approximately US$56.5 million. The purchase price is subject to adjustments based on net indebtedness and working capital, and is payable 36 months following the closing date. The terms require no cash outlays in respect of the purchase price at transaction closing.
  An additional variable purchase price component, ranging from zero to US$20 million, payable 48 months following the closing date. The variable component will be based on the performance of Despegar’s share price during a six-month period prior to the fourth anniversary of the closing date.

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830 the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is being recognized prospectively in the financial statements. As a result, starting 3Q18 the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the Net financial income/(expense) line of the income statement instead of Other comprehensive income.

3Q20 Earnings Conference Call

When:	8:00 a.m. Eastern time, November 12, 2020

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Ms. Natalia Nirenberg, Investor Relations

Dial-in:	1-844-750-4865 (U.S. domestic); 1-412-317-5275 (International)

Pre-Register: Please use this link to pre-register for this conference call. Callers who pre-register will be given a unique PIN to gain immediate access to the call and bypass the live operator.

Webcast:CLICK HERE

Definitions and concepts

Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization, impairment of long-lived assets and stock-based compensation expense.

Aggregate Net Operational Short-term Obligations: consist of travel accounts payable plus related party payables and accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivables.

Average Selling Price (ASP): reflects gross bookings divided by the total number of transactions.

Gross Bookings: Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors gross bookings as an important indicator of its ability to generate revenue.

Extraordinary Charges: extraordinary events that lead to further non regular expenses, such as: i) extraordinary cancellations; ii) extraordinary restructuring charges and bad debt provisions for airlines that have entered into Chapter 11, among others.

Foreign Exchange (“FX”) Neutral calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effect such as local currency inflation effects.

Number of Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike gross bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Reporting Business Segments: The Company’s business is organized into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (the bundling of two or more products together which can include airline tickets and hotel rooms), as well as stand-alone sales of accommodations (including hotels and vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.

Revenue: The Company reports its revenue on a net basis, and in some cases on a gross basis, deducting cancellations and amounts that it collects as sales taxes. Despegar derives substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform. To a lesser extent, Despegar also derives revenue from the sale of third-party advertisements on its websites and from certain suppliers when their brands appear in the Company advertisements in mass media.

Revenue Margin: calculated as revenue divided by gross bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Bookings for vacation and leisure travel are generally higher during the fourth quarter, although to date and prior to the revenue recognition change beginning in the first quarter of 2018, the Company has recognized more revenue associated with those bookings in the fourth quarter of each year. Latin American travelers, particularly leisure travelers, who are Despegar’s primary customers, tend to travel most frequently at the end of the fourth quarter and during the first quarter of each year.

Structural Costs: Structural Costs represents management’s estimations of the fixed portion of the Company’s cost of revenue and operating expenses, which includes: call center fees (included in cost of revenue), plus the fixed portion of selling and marketing expenses (i.e., primarily personnel expenses), general and administrative expenses, and technology and product development expenses. Structural Costs does not include stock-based compensation, depreciation and amortization, netting of capitalized IT and impairment. The estimates above do not include any costs that the Company may incur in connection with an acquisition of Best Day, as described below nor any extraordinary items related to the Company’s reorganization.

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 690,000 accommodation options, as well as more than 1,260 car rental agencies and approximately 200 destination services suppliers with more than 7,500 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month periods ended September 30, 2020 and 2019 (in thousands U.S. dollars, except as noted)

Profit & Loss Statement

	3Q20	3Q19	% Chg
Revenue	11,740	132,048	(91%)
Cost of revenue	12,390	42,591	(71%)
Gross profit	(650)	89,457	(101%)
Operating expenses
Selling and marketing	5,299	46,656	(89%)
General and administrative	22,818	25,090	(9%)
Technology and product development	14,322	17,922	(20%)
Impairment of long-lived assets	-	-
Total operating expenses	42,439	89,668	(53%)

Operating (loss) / income	(43,089)	(211)	20321%
Net financial income (expense)	(4,484)	(3,627)	n.m.
Net (loss) / income before income taxes	(47,573)	(3,838)	1140%
Income tax (benefit) / expense	(5,838)	(154)	3691%
Net (loss) / income	(41,735)	(3,684)	1033%
Net (income) / loss attributable to non controlling interest	69	-	n.m.
Net income (loss) attributable to Despegar.com, Corp	(41,666)	(3,684)

Basic EPS (in $)	(0.60)	(0.05)	n.m.
Diluted EPS (in $)	(0.60)	(0.05)	n.m.
Basic Shares weighted average [1]	71,501	69,503
Diluted shares weighted average[1]	71,501	69,503
1. In thousands

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
FINANCIAL RESULTS
Revenue	$132,515	$133,114	$114,087	$132,048	$145,627	$76,082	($9,734)	$11,740
Revenue Recognition Adjustment
Cost of revenue	49,703	45,245	40,342	42,591	51,387	33,495	13,801	12,390
Gross profit	82,812	87,869	73,745	89,457	94,240	42,587	(23,535)	(650)
Operating expenses
Selling and marketing	42,925	40,933	50,701	46,656	49,604	31,985	6,848	5,299
General and administrative	17,236	20,638	21,254	25,090	25,980	18,023	24,391	22,818
Technology and product development	16,376	18,713	18,077	17,922	18,663	17,154	18,415	14,322
Impairment of long-lived assets	363	-	-	-	-	-	1,324	-
Total operating expenses	76,900	80,284	90,032	89,668	94,247	67,162	50,978	42,439

Operating income	5,912	7,585	(16,287)	(211)	(7)	(24,575)	(74,513)	(43,089)
Net financial income (expense)	(18)	(5,220)	(1,663)	(3,627)	(6,705)	10,061	9,428	(4,484)
Net income before income taxes	5,894	2,365	(17,950)	(3,838)	(6,712)	(14,514)	(65,085)	(47,573)
Adj. Net Income tax expense	2,864	479	(1,483)	(154)	(4,067)	709	(8,011)	(5,838)
Income tax expense	2,864	479	(1,483)	(154)	(4,067)	709	(8,011)	(5,838)
Adjustment
Net income /(loss)	3,030	1,886	(16,467)	(3,684)	(2,645)	(15,223)	(57,074)	(41,735)
Net (income) / loss attributable to non controlling interest								$69
Net income (loss) attributable to Despegar.com, Corp								(41,666)
Adjusted EBITDA	$13,868	$15,182	($7,323)	$9,410	$8,292	($15,611)	($65,793)	($33,695)

Net income/ (loss)	$3,030	$1,886	($16,467)	($3,684)	($2,645)	($15,223)	($57,074)	($41,735)
Add (deduct):
Financial expense, net	18	5,220	1,663	3,627	6,705	(10,061)	(9,428)	4,484
Income tax expense	2,864	479	(1,483)	(154)	(4,067)	709	(8,011)	(5,838)
Depreciation expense	1,313	1,395	2,683	2,036	1,094	1,851	1,782	2,597
Amortization of intangible assets	3,156	3,203	3,089	4,195	5,100	4,939	5,501	4,370
Share-based compensation expense	3,124	2,999	3,192	3,390	2,105	2,174	113	2,427
Impairment of long-lived assets	363	–	–	–	–	–	1,324	–
Adjusted EBITDA	$13,868	$15,182	($7,323)	$9,410	$8,292	($15,611)	($65,793)	($33,695)

Unaudited Consolidated Balance Sheets as of September 30, 2020 and June 30, 2020 (in thousands U.S. dollars, except as noted)

	As of September 30, 2020	As of June 30, 2020
ASSETS
Current assets
Cash and cash equivalents	375,258	223,970
Restricted cash and cash equivalents	10,600	4,169
Accounts receivable, net of allowances	38,052	44,141
Related party receivable	4,140	4,017
Other current assets and prepaid expenses	32,123	41,299
Total current assets	460,173	317,596
Non-current assets
Other Assets	39,489	31,375
Right of use	24,666	30,866
Property and equipment net	13,834	16,523
Intangible assets, net	47,070	47,742
Goodwill	45,572	41,664
Total non-current assets	170,631	168,170
TOTAL ASSETS	630,804	485,766
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	22,484	31,967
Travel suppliers payable	130,845	116,497
Related party payable	13,001	18,131
Loans and other financial liabilities	7,221	9,961
Deferred Revenue	8,155	8,430
Other liabilities	35,397	33,515
Contingent liabilities	6,337	5,761
Lease liabilities	3,736	4,625
Total current liabilities	227,176	228,887
Non-current liabilities
Other liabilities	1,756	2,271
Contingent liabilities	74	79
Lease liabilities	21,427	26,333
Related party liability	125,000	125,000
Total non-current liabilities	148,257	153,683
TOTAL LIABILITIES	375,433	382,570

Mezzanine Equity	134,819	–

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	263,944	263,944
Additional paid-in capital	385,702	327,826
Other reserves	(728)	(728)
Accumulated other comprehensive income	(18,549)	(19,696)
Accumulated losses	(441,550)	(399,883)
Treasury Stock	(68,267)	(68,267)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	120,552	103,196
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	630,804	485,766

Unaudited Statements of Cash Flows for the three-month periods ended September 30, 2020 and 2019 (in thousands U.S. dollars, except as noted)

	3 months ended September 30,
	2020	2019
Cash flows from operating activities
Net income	($41,666)	($3,684)
Adjustments to reconcile net income to net cash flow from operating activities
Unrealized foreign currency translation losses	$2,994	7,757
Depreciation expense	$2,597	2,037
Amortization of intangible assets	$4,370	4,195
Disposals of property and equipment	$463	–
Stock based compensation expense	$2,427	3,390
Amortization of Right of use	$869	1,091
Interest and penalties	$130	316
Income taxes	($6,080)	(1,508)
Allowance for doubtful accounts	$6,701	865
Provision / (recovery) for contingencies	$932	(484)
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable, net of allowances	($429)	28,531
(Increase) / Decrease in related party receivables	($123)	(4,110)
(Increase) / Decrease in other assets and prepaid expenses	$1,456	(12,050)
Increase / (Decrease) in accounts payable and accrued expenses	($11,794)	2,922
Increase / (Decrease) in travel suppliers payable	$11,800	278
Increase / (Decrease) in other liabilities	$6,579	(563)
Increase / (Decrease) in contingencies	($254)	(1,878)
Increase / (Decrease) in related party liabilities	($5,002)	(409)
Increase / (Decrease) in lease liability	$40	(1,196)
Increase / (Decrease) in deferred revenue	($230)	(18)
Net cash flows provided by / (used in) operating activities	(24,220)	25,482
Cash flows from investing activities
Payments for acquired business, net of cash acquired	327	4,254
Acquisition of property and equipment	(342)	(2,158)
Increase of intangible assets including internal-use software and website development	(3,059)	(8,016)
Net cash (used in) /provided by investing activities	(3,074)	(5,920)
Cash flows from financing activities
Increase / (Decrease) in loans and other financial liabilities	(4,800)	79
Proceeds from Private investment	200,000
Issuance of cost from private investment	(10,422)
Treasury Stock	–	(39,299)
Net cash (used in) / provided by financing activities	184,778	(39,220)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	235	(2,466)
Net increase / (decrease) in cash, cash equivalents and restricted cash	157,719	(22,124)
Cash, cash equivalents and restricted cash as of beginning of the period	228,139	322,233
Cash, cash equivalents and restricted cash as of end of the period	385,858	300,109

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is defined as net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization and share-based compensation expense.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors. Adjusted EBITDA margin refers to Adjusted EBITDA as defined above divided by revenue.

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

Reconciliation of this non-GAAP financial measure to the most comparable U.S. GAAP financial measures can be found in the tables included in this quarterly earnings release.

The Company believes that reconciliation of FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provide useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2019 and applying them to the corresponding months in 2020, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate local currency inflation or devaluations.

The following table sets forth the FX neutral measures related to our reported results of the operations for the three-month periods ended September 30, 2020:

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
3Q20 vs. 3Q19 - As Reported

	Brazil			Argentina			Rest of Latin America			Total
	3Q20	3Q19	% Chg.	3Q20	3Q19	% Chg.	3Q20	3Q19	% Chg.	3Q20	3Q19	% Chg.
Transactions ('000)	371	1,070	(65%)	32	551	(94%)	193	1,102	(83%)	595.6	2,723.0	(78%)
Gross Bookings	83	468	(82%)	17	232	(93%)	65	478	(86%)	165.3	1,177.7	(86%)
ASP ($)	225	437	(49%)	529	421	26%	338	434	(22%)	278	433	(36%)
Revenues										11.7	132.0	(91%)
Gross Profit										-0.6	89.5	n.m.
3Q20 vs. 3Q19 - FX Neutral Basis

	Brazil			Argentina			Rest of Latin America			Total
	3Q20	3Q19	% Chg.	3Q20	3Q19	% Chg.	3Q20	3Q19	% Chg.	3Q20	3Q19	% Chg.
Transactions ('000)	371	1,070	(65%)	32	551	(94%)	193	1,102	(83%)	595.6	2,723.0	(78%)
Gross Bookings	112	468	(76%)	26	232	(89%)	72	478	(85%)	209.7	1,177.7	(82%)
ASP ($)	302	437	(31%)	808	421	92%	374	434	(14%)	352	433	(19%)
Revenues										14.9	132.0	(89%)
Gross Profit										-1.5	89.5	n.m.

Contacts

IR Contact
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel

Date: November 12, 2020